SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENPACT LIMITED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G3922B 107

(CUSIP Number of Class of Securities)

Victor Guaglianone

Genpact LLC

105 Madison Avenue, 2nd Floor

New York, NY 10016

(646) 624-5900

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Knute J. Salhus

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center, 250 Greenwich Street

New York, NY 10007 USA

(212) 230-8800

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$300,000,000	$38,640

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $300,000,000 in value of shares of common stock of Genpact Limited at a price not greater than $18.00 and not less than $16.50 per share in cash.
(2)	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and equals $128.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 38,640	Filing Party: Genpact Limited
Form or Registration No.: Schedule TO-I	Date Filed: March 6, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Genpact Limited, a Bermuda company (“Genpact” or the “Company”), on March 6, 2014, as amended on March 7, 2014, March 10, 2014 and April 3, 2014 (the “Schedule TO”), in connection with the Company’s offer to purchase up to $300 million in value of its common shares, par value $0.01 per share (the “Shares”), at a price not greater than $18.00 nor less than $16.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph to the end thereof:

“The Offer expired at 12:00 Midnight, New York City Time, at the end of the day of April 2, 2014. Genpact accepted for purchase an aggregate of 17,292,842 Shares at a purchase price of $17.50 per Share for an aggregate cost of approximately $302.6 million, excluding fees and expenses relating to the Offer. These Shares represent approximately 7.4% of the total number of Shares outstanding as of April 4, 2014. The Shares accepted for purchase in the tender offer include Shares accepted through Genpact’s exercise of its right to upsize the Offer by up to 2% of its outstanding Shares.”

Item 11. Additional Information.

Item 11 of Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“On April 8, 2014, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 Midnight, New York City Time, at the end of the day of April 2, 2014. A copy of such press release is filed as Exhibit (a)(5)(v) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Description

(a)(5)(v)	Press Release announcing the final results of the Offer, dated April 8, 2014

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2014

GENPACT LIMITED

By:	/s/ Heather White
Heather White
Senior Vice President

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated March 6, 2014

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)*	Press Release dated March 5, 2014

(a)(5)(ii)*	Advertisement announcing the commencement of the Offer

(a)(5)(iii)**	Investor Day Presentation dated March 6, 2014

(a)(5)(iv)***	Press Release announcing the preliminary results of the Offer, dated April 3, 2014

(a)(5)(v)	Press Release announcing the final results of the Offer, dated April 8, 2014

(b)(1)	Credit Agreement dated as of August 30, 2012 by and among the Registrant, Genpact International, Inc., Headstrong Corporation, Genpact Global Holdings (Bermuda) Limited, Morgan Stanley Senior Funding, Inc., as administrative agent, swingline lender and a term lender, Morgan Stanley Bank, N.A., as issuing bank and a revolving lender, Citigroup Global Markets Inc., as syndication agent and documentation agent, the other joint lead arrangers and joint bookrunning managers identified therein and the other lenders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 30, 2012).

(b)(2)	Amendment No. 1, dated as of June 14, 2013, to the Credit Agreement, dated as of August 30, 2012, by and among the Registrant, Genpact International, Inc., Headstrong Corporation, Genpact Global Holdings (Bermuda) Limited, the other subsidiaries of the Registrant party thereto, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and swingline lender, Morgan Stanley Bank, N.A., as issuing bank, and the joint lead arrangers and joint bookrunning managers identified therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on June 14, 2013).

(d)(1)	Amended and Restated Shareholder Agreement, dated as of October 25, 2012, by and among the Company, Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC, Twickenham Investment Private Limited and Glory Investments TA IV Limited (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on October 25, 2012).

(d)(2)	Gecis Global Holdings 2005 Stock Option Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(3)	Genpact Global Holdings 2006 Stock Option Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(4)	Genpact Global Holdings 2007 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(5)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(6)	Reorganization Agreement dated as of July 13, 2007, by and among the Company, Genpact Global (Lux) S.à.r.l., Genpact Global Holdings SICAR S.à.r.l. and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.17 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on July 16, 2007).

(d)(7)	Assignment and Assumption Agreement dated as of July 13, 2007, among the Company, Genpact Global Holdings SICAR S.à.r.l. and Genpact International, LLC (incorporated by reference to Exhibit 10.19 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on July 16, 2007).

(d)(8)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 4 of the Company’s Registration Statement on Form S-1(File No. 333-142875) filed with the SEC on August 1, 2007).

(d)(9)	U.S. Employee Stock Purchase Plan and International Employee Stock Purchase Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 3, 2008).

(d)(10)	Form of RSU Award Agreement (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (File No. 001-33626) filed with the SEC on February 23, 2010).

(d)(11)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 15, 2010)

(d)(12)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 21, 2011).
(d)(13)	Form of RSU Award Agreement, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 31, 2011).

(d)(14)	Form of Amended and Restated Genpact Limited 2007 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 1 to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 001-33626) filed with the SEC on April 15, 2011).

(d)(15)	Employment Agreement by and between the Company and N.V. Tyagarajan, dated June 15, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on June 17, 2011).

(d)(16)	Employment Agreement by and between Genpact LLC and Patrick Cogny, dated August 5, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 10, 2011).†

(d)(17)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-33626) filed with the SEC on May 10, 2012).

(d)(18)	Performance Share Award Agreement with N.V. Tyagarajan, dated March 6, 2012 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 001-33626) filed with the SEC on May 10, 2012).

(d)(19)	Letter Agreement dated August 1, 2012 between the Company and South Asia Private Investments (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(20)	Letter Agreement dated August 1, 2012 by and among the Company and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(21)	Shareholder Agreement dated August 1, 2012 by and among the Company and South Asia Private Investments (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).
(d)(22)	First Amendment to the Genpact Limited 2007 Omnibus Incentive Compensation Plan (as Amended and Restated April 11, 2012), effective as of August 1, 2012 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(23)	First Amendment to the Genpact Limited International Employee Stock Purchase Plan and U.S. Employee Stock Purchase Plan, effective as of August 1, 2012 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(24)	Letter Agreement by and between the Company and N.V. Tyagarajan, dated August 2, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(25)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File no. 01-33626) filed with the SEC on August 9, 2013).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on Schedule TO on March 6, 2014.
**	Previously filed on Amendment No. 1 to Schedule TO on March 7, 2014.
***	Previously filed on Amendment No. 3 to Schedule TO on April 3, 2014.